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February 14, 2003



Deloitte & Touche LLP
1010 Grand Blvd., Suite 400
Kansas City, MO 64106

Ladies & Gentlemen:

As of and for the year ended December 31, 2002, NovaStar Mortgage, Inc. and subsidiaries (the "Company"), (A wholly owned subsidiary of NovaStar Financial, Inc.), has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of December 31, 2002 and for the year then ended, the Company had in effect a fidelity bond in the amount of $1,000,000, and errors and omissions coverage in the amount of $2,000,000 on any one mortgage.

Sincerely,

NovaStar Mortgage, Inc.

/s/ W. Lance Anderson
W. Lance Anderson
President


/s/ Christopher S. Miller
Christopher S. Miller
Senior Vice President


/s/ Rodney E. Schwatken
Rodney E. Schwatken
Vice President, Treasurer and Controller